Mail Stop 0309

									April 22, 2005

Mr. Paul Mitchell, President
Med Gen, Inc.
7284 W. Palmetto Park Road - Suite 207
Boca Raton, Florida  33433


Re:  	Med Gen, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-122093

	Form 10-KSB for the fiscal year ended September 30, 2004
	Form 10-QSB for the period ended December 31, 2004
	File No. 0-29171


Dear Mr. Mitchell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note the revisions you made in response to comment 3. However, you did not expand the disclosure regarding your stock price to indicate that the prices may not reflect any actual transactions. Please include this information in your next amendment. Also, update the stock price information to the most recent practicable date.

2. Please disclose the page number for the risk factors.

Risk Factors - page 2

Our success is dependent upon its ability to manage anticipated growth... - page 5

3. Your revisions to the risk factor in response to comment 24 do not fully address the questions we raised. As we previously requested, please explain, in light of your current financial condition, how you propose to do this. Quantify the disclosure to the extent practicable. Your revised disclosure should also be specific about what the term "rapid growth" means for your business.

In fiscal year 2004, our Company`s three largest customers were Wal-
Mart, Walgreens and Eckerd which represented 66% of our Company`s annual sales that year... - page 5

4. We note that you revised this risk factor to include mitigating language. Please delete the last two sentences of the risk factor.
Instead, please disclose what the material adverse consequences would be if you were to lose one of the named customers, as we previously requested in comment 26.

5. We note that you did not provide the information we requested in comment 30. Please describe your efforts to sell your products to new accounts and how successful they have been to date. The discussion should be quantified to the extent practicable.

Our Company`s ability to continue as a going concern is contingent upon its ability to secure additional financing, increase ownership equity and attain profitable operations... - page 5

6. In comment 32, we asked you to be more specific about what you meant when you said that your ability to continue as a going concern
"must be considered in light of the problems, expenses and complications frequently encountered in established markets and the competitive environment in which our Company operates." The quoted language continues to appear in the risk factor. Please revise the discussion to explain, in reasonable detail, what these problems, expenses and complications are, and how you have been adversely affected in the past.

7. We note that you left a blank space instead of disclosing the amount of capital you will need to raise to pay for marketing and advertising your products. Please fill it in when you file your next pre-effective amendment.

If our Company loses key management personnel, it may not be able to successfully operate its business. - page 5

8. In comment 33 we had asked you to discuss whether you have employment agreements with the named individuals, and indicate whether you have any reason to believe that you might lose their services. We do not understand why you added the disclosure indicating that you entered into such agreements in 2002 and terminated them in 2003. Please replace that language with a simple statement indicating that you do not have such agreements.

Management`s Discussion and Analysis - page 8

9. The numbers in the table on page 9 called "Sales by Product" do not add up to the annual sales figure provided in the top row of the table. Please advise or revise.

Business of Our Company - page 11

10. In comment 41 of our previous letter we asked you to provide us with supporting documents for a number of claims. This information was not included with your letter of response. Please provide the information we requested when you file your next pre-effective amendment.

11. We note your response to comment 46. However, disclosure under
"Internet Sales" on page 14 states that your internet orders average
"over $9000 per month in retail sales." This is inconsistent with the information provided in the table on page 9. Please revise or advise.

Legal Proceedings - page 15

12. We note that the drop in your sales appears to have occurred at the same time you terminated the distribution agreement that was the subject of the litigation. We note further that there is no discussion in the prospectus of any relationship between the termination of the agreement and the drop in your sales. Please tell us the basis for your belief that there is no connection between the two events. If you believe that there is a connection, we anticipate that you will discuss it in this document. We may have further comment after reviewing your response.

Executive Compensation - page 17

13. Please revise your compensation table to include all of the information specified in Item 402(b)(2) of Regulation S-B, including the dollar value of the stock options. Also see the instructions to
Item 402(b).

14. Provide the Option Grants table specified in Item 402(c) and the
Aggregated Option Exercise Table specified in Item 402(d) of
Regulation S-B.

Stock Option Plan - page 17

15. We are unable to locate the revisions that you indicate can be found under this subheading in response to comment 49 in our previous letter. Please revise the disclosure to explain why, since the shares underlying the options have been exercised and sold, the related indebtedness to the company has not been paid. We may have additional comments.

16. The revised disclosure indicates that the company lowered the exercise price of the option shares after they had been exercised. Please tell us the legal basis for this action. We may have additional comments.

17. Please tell us the legal and factual basis for the company`s belief that the shares underlying the options which were exercised and sold by Mr. Kravitz in the open market during 2003 and 2004 were not restricted securities that required registration prior to resale in the open market. We may have additional comments.

Certain Relationships and Related Transactions

18. We note your response to comment 51. We also note that Mr. Kravitz owes you more than $600,000 for options that were exercised but never paid for. Please revise the registration statement to include all of the information specified in Item 404 of Regulation S-
B regarding transactions with management. As we previously requested.
This would include interest rates and the business purposes for the loans. We may have additional comments after we review this information.

19. We note your response to comment 53. However, we are unable to locate any disclosure referencing the additional 500,000 shares that you were to issue to the plaintiffs if the registration statement was not filed by January 15, 2005. Since the registration statement was filed after that date, please revise your disclosure to reflect the issuance of the additional shares or explain to us why you have not issued them.

Notes to Financial Statements

Summary of Significant Accounting Policies - Advertising Cost

20. We acknowledge your response to our comment number 57 regarding advertising cost being netted against certain customer`s receivable accounts. Based on your description of this activity, it appears as though your liabilities to specific customers are offset against these customers` receivable to you. Tell us if and how you meet all criteria set forth in paragraph 5 of FIN 39.

Form 10-QSB for Period Ending December 31, 2004

Notes to Financial Statements

21. We acknowledge your response to our comment number 60 in your official response letter dated March 22, 2005. We did not however find additional or revised disclosures in your Form SB-2/A and Form
10-QSB per our comment, therefore we reissue the same comment. Refer to our original comment and revise your disclosures, disclose your standard credit terms, and why the allowance for doubtful accounts remained unchanged.

22. In response to our comment number 60, you state that the increase in receivables is a result of sales to some larger customers with credit terms extended beyond 90 days and to some new customers who receive 120 day terms on the initial order. Disclose when and in what period you recognized revenue related to these sales and when the transactions took place.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

23. We acknowledge your response to our comment number 62 in your response letter. We did not however find modifications in the 10-QSB as stated in the letter. As such, we reissue the same comment. Please explain to us what you mean by the statement "The Company has also eliminated one-time burdens of legal, computer and other non-recurring expenses." on page 13 of Form 10-QSB filed on February 1,
2005 and on page 8 of Form 10-QSB/A filed on March 23, 2005. Expand the disclosure to more fully discuss and quantify these costs. Quantify each element of the decrease in operating expenses and fully explain why the expense decreased.

General

24. The above comments apply to Form SB-2/A, Form 10-KSB and Form
10-
QSB/A.  Please revise all of them as appropriate.



*	*	*	*	*




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      As appropriate, please amend your registration statement and 1934 Act reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      For questions regarding the financial statements, please contact Christine Allen at (202) 824-5533 or Lisa Vanjoske at
(202)
942-1972. Please contact Mary Fraser at (202) 942-1864, John Krug at
(202) 942-2979 or me at (202) 942-1840 with any other questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director


Cc:	Stewart A. Merkin, Esq.
	Law Office of Stewart A. Merkin, P.A.
	444 Brickell Avenue - Suite 300
	Miami, Florida  33131
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Mr. Paul Mitchell
Med Gen, Inc.
April 22, 2005
Page 7